UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-32989
CUSIP NUMBER: 059361-10-5

(Check One):  Form 10-K ☑    Form 20-F ☐    Form 11-K ☐    Form 10-Q ☐    Form N-SAR ☐

For Period Ended: June 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BAM! Entertainment, Inc.

Full Name of Registrant

N/A

Former Name if Applicable:

333 West Santa Clara Street, Suite 716

Address of Principal Executive Office (Street and Number)

San Jose, California 95113

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     As previously disclosed on Form 8-K, filed with the Commission on September 10, 2004, Deloitte & Touche LLP (“Deloitte”) resigned as the Registrant’s independent registered public accountants, but the Registrant has not formally agreed to engage a new firm. Management anticipates that the Registrant will be successful in engaging new auditors within the next thirty days. As a result, the Registrant has been unable to complete the disclosure required to be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2004 (the “Form 10-K”) and is currently unable to file the Form 10-K. At this time, the Registrant is unable to provide any further guidance as to when the Form 10-K will be filed. However, in accordance with comments outlined in the prior paragraph, the Registrant will use its best efforts to complete the required Annual Report on Form 10-K as quickly as possible.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen Ambler	(408)	298-7500

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

     The Registrant was required to file a Current Report on Form 8-K/A with the Commission by September 7, 2004, but was unable to do so because of its inability to complete the disclosure requirements in the Current Report following the resignation of Deloitte, as described above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report a Net Loss between $3.5 million and $6.0 million, equal to between $0.16 and $0.27 per share, for the three months ended June 30, 2004, as compared to a Net Loss of $9.2 million, equal to $0.63 per share, for the three months ended June 30, 2003, and a Net Loss between $14.7 million and $17.2 million, equal to $0.81 and $0.94 per share, for the year ended June 30, 2004, as compared to a net loss of $36.2 million, equal to $2.47 per share, for the year ended June 30, 2003.

BAM! Entertainment, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2004	By:	/s/ Stephen Ambler
		Name:	Stephen Ambler
		Title:	Chief Financial Officer